"Exemption No. 82-1357"



Press Release







DO NOT PUBLISH BEFORE: THURSDAY, MARCH 31, 2005, 10:00 A.M. CET

Continental AG Reports Top Figures in 2004

- Operating result exceeds the one billion mark for the first time
- Sales up significantly to 12.6 billion euros
- Much higher dividends of 0.80 euro proposed
- International automotive supplier intends to continue record-breaking performance in 2005

Hanover, March 31, 2005. In 2004 Continental AG achieved the absolute top figures in its more than 134 year history. Despite the overall sluggish economy in the global automotive industry, the company continued to establish itself as one of the world's leading automotive suppliers by setting new records for sales and earnings. "We have once again succeeded in significantly surpassing prior-year figures. This is an even more remarkable accomplishment when one considers that the operating result was depressed by the one-time charge from the restructuring measures at the plant in Mayfield, U.S.A., amounting to €104 million," said the Chairman of Continental's Executive Board, Manfred Wennemer, when presenting the annual financial statements in Hanover on Thursday. "We want to continue our record-breaking performance this year."

Sales, earnings, indebtedness and capital expenditure

After exchange rate effects and the consolidation of Continental Sime Tyre and Phoenix, **consolidated sales** increased by 9.2% to €12,597.4 million (2003: €11,534.4 million). Sales increased by 8.8% over the prior year before the effects of exchange rate movements and changes in the scope of consolidation. Phoenix contributed €160.2 million to consolidated sales from November. The **operating result (EBIT)** increased substantially by 28.2% to €1,096.4 million (2003: €855.2 million). The return on sales amounted to 8.7% (2003: 7.4%). Before the restructuring expense of €104.0 million for the plant in Mayfield, U.S.A., the increase in the operating result actually amounts to 40.4% and the return on sales 9.5%. **Consolidated net income after taxes** went up 114.6% from €314.0 million to €673.8 million, with earnings per share rising €2.51 from €2.37 to €4.88.

Net indebtedness showed a further substantial decrease of €473.6 million to €695.0 million (2003: €1,168.6 million). "This followed the almost complete conversion of €263.9 million of the convertible bond issued in 1999 and due October 2004. On the other hand, the consolidation of Phoenix's debt also played a role," explained Dr. Alan Hippe, Executive Board member responsible for finances. The company reduced its effective indebtedness by €732.7 million. The **gearing ratio** was down from 58.9% to 24.5%. Net interest expense was lower than the previous year at €103.0 million (2003: €133.1 million). The **capital expenditure ratio** amounted to 5.6% of sales (2003: 5.4%). "We're continuing to tone the company up for the future because we are intending to invest heavily this year as well," Wennemer emphasized.



Sales and earnings of the divisions

Automotive Systems increased sales – before exchange rate effects – by 10.7% compared to the previous year. Including exchange rate effects, sales increased by 8.3% from €4,625.7 million to €5,007.7 million. EBIT rose an impressive 31.9% to €487.5 million (2003: €369.5 million), with the division recording a return on sales of 9.7% (2003: 8.0%) and a ROCE of 17.1% (2003: 13.1%).

Automotive Systems was able to increase sales in Europe, North and South America, as well as Asia. "With the exception of the Electric Drives business unit, which just missed matching the previous year's performance, all units recorded gains in sales. All of the division's business units upped their volumes," said Dr. Karl-Thomas Neumann, Executive Board member responsible for the Automotive Systems division. In 2004 the company sold approximately 12.3 million (2003: 10.8 million) electronic brake systems, including approximately 4.3 million (2003: 3.1 million) ESC units as well as 53.0 million (2003: 43.4 million) wheel-speed sensors and 20.3 million (2003: 17.2 million) control units for comfort electronics. "We attained a growth rate of almost 14% for electronic brake systems, and as much as nearly 39% for ESC systems. And that at a time when only 5% more cars were built worldwide. This reflects the increasing installation rates, from which we are benefiting," said Dr. Neumann.

Sales of the **Passenger and Light Truck Tires** division rose by 7.4% before foreign exchange effects. Including exchange rate effects, sales improved by 5.0% from €3,907.2 million to €4,104.2 million. The division increased its EBIT – despite the restructuring – by €37.6 million to €383.4 million (2003: €345.8 million) and achieved a return on sales of 9.3% (2003: 8.9%), as well as a ROCE of 16.7% (2003: 15.6%). Before restructuring measures, EBIT increased by 40.9% to €487.4 million, with a return on sales of 11.9% and a ROCE of 21.2%.

"We set a new record in 2004 with an increase of 12% in volumes sold to the global automotive industry," said Martien de Louw, Executive Board member responsible for the Passenger and Light Truck Tires division. Deliveries to the European replacement business rose by 5%. The 7.6% increase in high-performance tire sales led to an improvement in the product mix. "We also increased sales volumes of winter tires by 7.3% to 15.7 million units – our highest level ever," de Louw explained. In the replacement business in the NAFTA region, sales volumes declined as intended, however, with an overall improvement in the product mix and margins. In 2004, a total of approximately 102.2 million (2003: 99.8 million) passenger and light truck tires were sold. De Louw pointed out that the operational business had improved in the U.S.A. "We should be achieving a turnaround in the fourth quarter of 2005 as planned," he stressed.

Sales by the **Commercial Vehicle Tires** division increased by 11.0% before consolidation and exchange rate effects. After exchange rate effects and the consolidation of Continental Sime Tyre as of October 2003 as well as the sale of the Agricultural Tires business unit in October 2004, sales increased by 19.0% to €1,500.7 million (2003: €1,261.6 million). The division increased EBIT by 21.7% to €100.3 million (2003: €82.4 million), with a return on sales of 6.7% (2003: 6.5%) and a ROCE of 12.1% (2003: 8.8%).

.../3



"We increased overall sales volumes of truck tires by 5.8%. In Europe we achieved a growth of 48.0% for original equipment and 2.3% for the replacement business," said Dr. Hans-Joachim Nikolin, Executive Board member responsible for the division. In North America, sales volumes in the original equipment business rose by 19.7%, while the replacement business was slightly below the prior year's level as a result of capacity shortages. In 2004, a total of 6.4 million (2003: 6.0 million) truck tires were sold. The industrial and off-the-road tire units also reported volume gains.

The **ContiTech** division increased sales – before exchange rate effects and changes in the scope of consolidation – by 5.3% compared to the previous year. After exchange rate effects and the consolidation of Phoenix as of November 1, 2004, the increase amounted to 13.9%, for sales of €2,063.4 million (2003: €1,812.2 million). Phoenix contributed €160.2 million in sales for the two months consolidated. ContiTech substantially increased its EBIT by 4.4% to €150.4 million (2003: €144.0 million), recording a return on sales of 7.3% (2003: 7.9%) and a ROCE of 11.0% (2003: 17.4%). Phoenix represented €5.4 million of the earnings increase. Excluding the operating assets of Phoenix and the related consolidated sales and earnings, which impacted for only two months, a ROCE of 18.8% was achieved. All business units were able to improve sales, with growth in the Power Transmission Group, Air Spring Systems and Vibration Control business units being the most significant. "The merger of ContiTech and Phoenix is this division's new challenge," Wennemer emphasized.

Employees

At the end of 2004, Continental had a workforce of 80,586 employees – an increase of 11,757 compared to the end of 2003. This rise resulted mainly from the consolidation of Phoenix. "In our research and development departments alone, staff totaled 5,246 at the end of 2004, approximately 700 more than at the end of 2003. Even if we do not take into account the 440 R&D staff of Phoenix included in the figure, there is still an increase of 250 employees in this vital area for future innovations," stressed Thomas Sattelberger, Executive Board member responsible for human resources. He pointed out that between 800 and 900 graduates – one third of whom are engineers – begin their careers with Continental every year.

Dividend at record level

In view of the record operating profit achieved and net income, at €673,8 million, being 114.6% higher than in 2003 , the Executive Board and Supervisory Board will propose a dividend of €0.80 (2003: €0.52) per no-par value share at the Annual Shareholders' Meeting on May 12, 2005. This is the highest dividend ever, and the amount to be paid out represents 17.3% of the consolidated net income for the year.

Forecasts for 2005

"For 2005 we are forecasting a further increase in our consolidated sales as well as our consolidated operating result," reported Wennemer.

.../4



"We do not feel that the increases in raw material prices will have any significant effect on the earnings. One of the mitigating effects will continue to be the trend in the U.S. dollar/euro exchange rate. Additionally, we will attempt to compensate the increases in raw material prices by adjusting the prices of our products.

In the Automotive Systems division, we anticipate that ESC installation rates will increase further, in particular in the U.S.A. and Japan, even with vehicle production remaining constant. Our plants in both tire divisions operated at full capacity in 2004, and we were therefore unable to meet all customer demands. We are planning a further expansion of production for 2005. Considering the current order trend, we expect our tire plants to run at full capacity again in 2005. After ContiTech increased sales volumes considerably in 2004, despite a sluggish market, we are anticipating a further rise in volume for this division, including Phoenix, in 2005. We are optimistic that we will be able to carry out a portion of the planned restructuring measures and leverage the synergies expected from the merger already in 2005.

We intend to substantially increase capital expenditure throughout the corporation in 2005, primarily on new technologies for vehicle safety and comfort systems and on the expansion of our production facilities in low-wage countries. Net indebtedness will continue to drop through positive free cash flow and progress in the consolidation of Phoenix's activities. Combined with an increase in shareholders' equity, this will reduce the gearing significantly."

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover
Ph.: +49 511 938-1485
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover
Ph.: +49 511 938-1278
Fax: +49 511 938-1055
E-mail: prkonzern@conti.de

You can download the Annual Report in internet at:
http://www.conti-online.com/
generator/www/com/de/continental/portal/themen/ir/berichte/berichte_de.html

Corporate image and video library in internet: www.conti-online.com